Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                December 3, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1253
                 BulletShares High Yield Low Duration 2016-2019
                    Bond Ladder Portfolio of ETFs, Series 5
                       File Nos. 333-199540 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1253, filed on October 22, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the BulletShares High Yield Low Duration 2016-2019 Bond Ladder Portfolio of ETFs, Series 5 (the "trust").

PROSPECTUS

Investment Summary -- Principal Risks

     1. The duration example in the eighth bullet uses a duration of three years. Please confirm that the average weighted duration of the securities underlying the exchange-traded funds is approximately three years or less. If not, please revise this example to reflect the average weighted duration of the underlying securities.

     Response: We confirm that the average weighted duration of the underlying securities is approximately three years or less and, therefore, the example does not need to be revised.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren